UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No._____)

NEXAIRA WIRELESS INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

65338J 104
(CUSIP Number)

Ralph Proceviat
1404 – 510 West Hastings Street
Vancouver, BC, Canada V6B 1L8
(604) 682-5629
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65338J 104

1	NAME OF REPORTING PERSONS Ralph Proceviat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,860,423(2)
	8	SHARED VOTING POWER 9,637,100(1)(3)
	9	SOLE DISPOSITIVE POWER 5,860,423(2)
	10	SHARED DISPOSITIVE POWER 9,637,100(1)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,497,523(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6% based on 57,333,785 shares of common stock outstanding as of January 28, 2010(2)(3)(4)
14	TYPE OF REPORTING PERSON IN

(1)	Ralph Proceviat owns 100% of the voting shares of 0793296 BC Ltd. and Level 10 Capital Corp.
(2)	Includes 875,000 options that are exercisable within 60 days.
(3)	Includes 1,225,000 warrants that are exercisable within 60 days and 1,129,034 options that are exercisable within 60 days.
(4)
Shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of a warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person  by reason of these acquisition rights.

CUSIP No.	65338J 104

1	NAME OF REPORTING PERSONS 0793296 BC Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Nil
	8	SHARED VOTING POWER 9,287,100(1)(2)
	9	SOLE DISPOSITIVE POWER Nil
	10	SHARED DISPOSITIVE POWER 9,287,100(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,287,100(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% based on 57,333,785 shares of common stock outstanding as of January 28, 2010(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)	Ralph Proceviat owns 100% of the voting shares of 0793296 BC Ltd.
(2)	Includes 1,225,000 warrants that are exercisable within 60 days and 1,129,034 options that are exercisable within 60 days.
(3)
Shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of a warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person  by reason of these acquisition rights.

CUSIP No.	65338J 104

1	NAME OF REPORTING PERSONS Level 10 Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Nil
	8	SHARED VOTING POWER 350,000(1)
	9	SOLE DISPOSITIVE POWER Nil
	10	SHARED DISPOSITIVE POWER 350,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% based on 57,333,785 shares of common stock outstanding as of January 28, 2010(2)
14	TYPE OF REPORTING PERSON CO

(1)	Ralph Proceviat owns 100% of the voting shares of Level 10 Capital Corp.
(2)
Shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of a warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person by reason of these acquisition rights.

Item 1. Security and Issuer

This Schedule 13D is being filed on behalf of Ralph Proceviat, 0793296 BC Ltd. (“079”) and Level 10 Capital Corp. (“Level 10”) (collectively, the “Reporting Persons”), relating to the shares of common stock, par value $0.001, of Nexaira Wireless Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).  The principal executive office of the Issuer is located at 1404 – 510 West Hastings Street, Vancouver, BC, Canada V6B 1L8.

Item 2. Identity and Background

(a)	This statement is filed by the Reporting Persons.

(b)
The business address of Ralph Proceviat is 1404 – 510 West Hastings Street, Vancouver, BC, Canada V6B 1L8.
The principal business address of 079, a corporation existing under the laws of British Columbia, is 1404 – 510 West Hastings Street, Vancouver, BC, Canada V6B 1L8.
The principal business address of Level 10, a corporation existing under the laws of British Columbia, is 1404 – 510 West Hastings Street, Vancouver, BC, Canada V6B 1L8.

(c)	Mr. Proceviat is the Chief Financial Officer and a director of the Issuer. 079 and Level 10 are holding companies that are primarily engaged in the business of investing in technology based companies.

(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Proceviat is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the securities of the Issuer in a number of transactions between September 29, 2009 and November 10, 2009 as set forth below:

On September 29, 2009, Ralph Proceviat acquired 1,912,298 shares of the Issuer’s common stock in connection with the closing of a share exchange agreement between the Issuer, NexAira Inc. and others dated September 28, 2009 (the “Share Exchange Agreement”), in exchange for tendering all of his common shares of NexAira Inc.

On September 29, 2009, 079 acquired 2,083,066 shares of the Issuer’s common stock in connection with the closing of the Share Exchange Agreement, in exchange for tendering all of its common shares of NexAira Inc.

On September 29, 2009, Level 10 acquired 350,000 shares of the Issuer’s common stock in connection with the closing of the Share Exchange Agreement, in exchange for tendering all of its common shares of NexAira Inc.

On September 29, 2009, 079 acquired 350,000 warrants to acquire shares of the Issuer’s common stock at an exercise price of $0.20 per share and 875,000 warrants to acquire shares of the Issuer’s common stock at an exercise price of $0.10 per share in connection with the closing of the Share Exchange Agreement.

On October 5, 2009, Ralph Proceviat acquired 875,500 options to purchase shares of the Issuer’s common stock at an exercise price of $0.15 per share in connection with the closing of the Share Exchange Agreement.

On October 5, 2009, 079 acquired 1,129,034 options to purchase shares of the Issuer’s common stock at an exercise price of $0.20 per share in connection with the closing of the Share Exchange Agreement.

On November 10, 2009, Ralph Proceviat acquired 3,073,125 shares of the Issuer’s common stock in settlement of debt in the amount of $255,429.

On November 10, 2009, 079 acquired 4,850,000 shares of the Issuer’s common stock in settlement of debt in the amount of $403,117.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the securities of the Issuer for investment purposes.  Depending on market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the securities in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may from time to time acquire additional or dispose of securities of the Issuer (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the securities held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.  The Reporting Persons may act independently in evaluating and effecting any such transactions.

Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above

Item 5. Interest in Securities of the Issuer
(a)	As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding securities of the Issuer set forth below:

Reporting Person	Aggregate Number of Securities Beneficially Owned(2)	Percentage of Outstanding Common Shares
Ralph Proceviat	15,497,523(1)(2)(3)	25.6%(5)
0792396 BC Ltd.(1)	9,287,100(1)(2)(4)	15.6%(5)

(1)	Ralph Proceviat owns 100% of the voting shares of 079 and Level 10.
(2)
 Shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of a warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person  by reason of these acquisition rights.

(3)	Includes 1,225,000 warrants that are exercisable within 60 days and 2,004,034 options that are exercisable within 60 days.
(4)	Includes 1,225,000 warrants that are exercisable within 60 days and 1,129,034 options that are exercisable within 60 days.
(5)	Based on 57,333,785 shares of the Issuer’s common stock outstanding as of January 28, 2010, adjusted as applicable to reflect beneficial ownership in accordance with footnote (2).

(b)
Mr. Proceviat has the sole power to vote or direct the vote, and to dispose or direct the disposition of 5,860,423 shares of common stock of the Issuer, which includes 875,000 options exercisable within 60 days.
Mr. Proceviat has shared power to vote or direct the vote, and to dispose or direct the disposition of 9,637,100 shares of common stock of the Issuer, which includes 1,225,000 warrants that are exercisable within 60 days and 1,129,034 options that are exercisable within 60 days.

(c)	The response to Item 3 is responsive to this Item and is incorporated by reference herein.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced herein or as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

Item 7.	Material To Be Filed as Exhibits
1.	Joint Filing Agreement.

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 28, 2010

/s/ Ralph Proceviat
Signature

Ralph Proceviat, President
Name/Title

0793296 BC LTD.

/s/ Ralph Proceviat
Signature

Ralph Proceviat, President
Name/Title

LEVEL 10 CAPITAL CORP.

/s/ Ralph Proceviat
Signature

Ralph Proceviat, President
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the common shares, no par value, of Nexaira Wireless Inc. is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that Ralph Proceviat shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  January 28, 2010

/s/ Ralph Proceviat
Signature

Ralph Proceviat, President
Name/Title

0793296 BC LTD.

/s/ Ralph Proceviat
Signature

Ralph Proceviat, President
Name/Title

LEVEL 10 CAPITAL CORP.

/s/ Ralph Proceviat
Signature

Ralph Proceviat, President
Name/Title